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Exhibit 99(a)(1)(J)

Contacts: Dan Greenfield EarthLink Media Relations 404-748-6889 greenfie@corp.earthlink.net
Mike Gallentine EarthLink Investor Relations 404-748-6153 gallentineml@corp.earthlink.net
Lisa Murray PeoplePC Media/Investors 415-901-6987 lmurray@peoplepchq.com

EARTHLINK ANNOUNCES COMPLETION OF TENDER OFFER FOR PEOPLEPC

ATLANTA, July 31, 2002—EarthLink, Inc. (Nasdaq: ELNK) and PeoplePC Inc. (Nasdaq: PEOP) today announced that EarthLink has purchased approximately 93 percent of PeoplePC's common stock for $.0221 per share in cash in connection with EarthLink's previously announced tender offer that expired at midnight on July 30, 2002. As part of the two-step acquisition process, a subsidiary of EarthLink will be merged into PeoplePC and PeoplePC will become a wholly owned subsidiary of EarthLink. EarthLink anticipates that the merger will be accomplished in the immediate future. Following completion of the merger, PeoplePC will cease to be traded on the Nasdaq and all remaining PeoplePC stockholders who did not tender their shares in the tender offer or validly demand appraisal rights will have the right to receive the same $.0221 per share in cash, without interest, paid in the tender offer.

About EarthLink

        EarthLink brings the magic of the Internet to approximately 4.9 million subscribers every day. Headquartered in Atlanta, EarthLink provides a full range of innovative access, hosting and e-commerce solutions to thousands of communities over a nationwide network of dial-up points of presence, as well as high-speed access and wireless technologies. EarthLink is committed to doing an exceptional job of pleasing its subscribers, shareholders and the community by following the company's Core Values and Beliefs [http://www.earthlink.net/about/ourvalues/cvb/index.html]. Information about EarthLink services is available by calling 800-395-8425 and through EarthLink's Web site at www.earthlink.net.

About PeoplePC

        PeoplePC is a leading global provider of complete Internet access solutions, enabling its partners to reduce costs, generate revenues and deepen relationships with their constituencies. The company works with ISPs, employers, membership organizations and individuals. PeoplePC's Custom Connections service is built on a high-quality dial-up network, aggregated through relationships with a dozen major telecommunications providers. The service has a number of tiers of customization: (i) billing management and customer care; (ii) branded or private label email and online experience; (iii) a suite of Customer Relationship Management tools; (iv) PC and other hardware options. PeoplePC's clients include some of the world's largest corporations such as The Ford Motor Company, Delta Air Lines, Vivendi Universal; and some of the most powerful affinity groups, including AAA and VFW.

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  Exhibit 99(a)(1)(J)